Consolidated Financial Results for the Third Quarter of Fiscal Year 2016 [Japanese GAAP]

February 7, 2017
Company name: JX Holdings, Inc.
Code number: 5020
Stock Exchange Listings: Tokyo and Nagoya
URL: http://www.hd.jx-group.co.jp/
Representative:	Yukio Uchida, Representative Director, President
Contact person:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department
Telephone: +81-3-6257-7075
Scheduled date of filing of Quarterly Securities Report: February 13, 2017
Scheduled date of commencement of dividend payments: –
Supplemental materials for the quarterly financial results: Yes
Quarterly financial results presentation: Yes (for institutional investors and analysts)

(Amounts of less than ￥1 million are rounded off)
1. Consolidated Results for the Third Quarter of FY 2016 (From April 1, 2016 to December 31, 2016)
(1) Consolidated Operating Results	(Percentage figures are changes from the same period in the previous fiscal year.)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3Q of FY2016	5,777,414	(13.6)	170,883	–	191,424	–	94,524	–
3Q of FY2015	6,689,002	(19.8)	(79,270)	–	(52,931)	–	(113,398)	–
(Note) Comprehensive income:	3Q of FY2016: ￥	86,305 million < — % >
	3Q of FY2015: ￥	(198,668) million < — % >

	Net income per share	Diluted net income per share
	Yen	Yen
3Q of FY2016	38.02	–
3Q of FY2015	(45.61)	–

(2) Consolidated Financial Position
	Total assets	Net assets	Shareholders’ equity ratio
	Millions of yen	Millions of yen	%
3Q of FY2016	6,764,931	1,962,481	22.7
FY2015	6,724,622	1,928,460	22.3
(Reference) Shareholders’ equity:	3Q of FY2016 ended December 31, 2016:	￥ 1,538,969 million
	FY2015 ended March 31, 2016:	￥ 1,498,924 million

2. Dividends
	Annual cash dividend per share
	End of 1Q	End of 2Q	End of 3Q	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2015	–	8.00	–	8.00	16.00
FY2016	–	8.00	–
FY2016(Forecast)				8.00	16.00
(Note) Revisions of the forecast of cash dividends since the latest announcement:  None

3. Forecasts of Consolidated Results for FY 2016 (From April 1, 2016 to March 31, 2017)
(Percentage figures are changes from the same period in the previous fiscal year.)
	Net Sales		Operating income		Ordinary income		Profit attributable to owners of parent		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2016	8,130,000	(7.0)	270,000	–	300,000	–	150,000	–	60.33
(Note) Revisions of the forecasts of consolidated results since the latest announcement:  Yes
Please refer to “Notification of Revisions to the Forecasts” announced today.
As for the forecasts of income excluding inventory valuation factors*, please see the following.

		Operating income		Ordinary income
		Millions of yen	%	Millions of yen	%
Forecasts (FY2016) and actual results	FY2016	160,000	(22.8)	190,000	(27.2)
(FY2015) excluding inventory valuation factors	FY2015	207,300		260,900
* The impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value.

Explanatory Notes
(1) Changes in the number of material subsidiaries during the term under review:  Yes
Note: This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.
Newly included:  JX Nippon Oil & Energy Vietnam Consulting and Holdings Company Limited

(2) Adoption of accounting treatment specific to
the preparation of quarterly consolidated financial statements: Yes

(3) Changes in accounting policies and in accounting estimates, and restatement
(i)	Changes in accounting policies owing to revisions in accounting standards and the like: None
(ii)	Changes in accounting policies other than (i) above: None
(iii)	Changes in accounting estimates: None
(iv)	Restatement: None

(4) Number of shares issued (Common stock)
(i)	Number of issued shares at the end of the period (including treasury stocks)
	Third Quarter of FY2016 ended December 31, 2016	:	2,495,485,929 shares
	FY2015 ended March 31, 2016	:	2,495,485,929 shares

(ii)	Number of treasury stocks at the end of the period
	Third Quarter of FY2016 ended December 31, 2016	:	9,171,527 shares
	FY2015 ended March 31, 2016	:	9,122,175 shares

(iii)	Average number of shares issued during the period
	Third Quarter of FY2016 ended December 31, 2016	:	2,486,341,851 shares
	Third Quarter of FY2015 ended December 31, 2015	:	2,486,405,536 shares

Information Regarding the Status of Quarterly Review Procedures Performance
This report is not subject to quarterly review procedures required pursuant to the Financial Instruments and Exchange Act. As of the time of disclosing this report, quarterly review procedures of consolidated financial statements required pursuant to the Financial Instruments and Exchange Act have not been completed.

Explanation Regarding Appropriate Use of Forward-looking Statements on Results, and Other Specific Comments
This material contains forward-looking statements; however, actual results may differ materially from those reflected in such forward-looking statements, due to various factors, including the following: (1) changes in macroeconomic conditions and changes in the competitive environment in the energy, resources and materials industries; (2) revisions to laws and strengthening of regulations; and (3) litigation and other similar risks.

Table of Contents for the Attached Material

1.	Qualitative Information on the Quarterly Results

	(1)	Explanations on Operating Results	2
	(2)	Explanations on Financial Position	5
	(3)	Explanations on Future Forecast Information, including the Forecasts of Consolidated Results	6

2.	Matters regarding Summary Information (Explanatory Notes)

	(1)	Changes in the number of material subsidiaries during the term under review	6
	(2)	Adoption of accounting treatment specific to the preparation of quarterly consolidated financial statements	6
	(3)	Changes in accounting policies and in accounting estimates, and restatement	7
	(4)	Matters relating to the fiscal year, etc. of consolidated subsidiaries	7
	(5)	Additional information	7

3.	Consolidated Financial Statements

	(1)	Consolidated Balance Sheets	8
	(2)	Consolidated Statements of Operations and Comprehensive Income (Loss)	10
	(3)	Explanatory Notes to Consolidated Financial Statements	12
		(Notes on the Assumption of a Going Concern)	12
		(Notes on Significant Changes in Shareholders’ Equity)	12
		(Segment Information, etc.)	12

1.	Qualitative Information on the Quarterly Results

(1)	Explanations on Operating Results

Overview

During the consolidated cumulative third quarter (from April 1, 2016 to December 31, 2016), despite the slow-down of the Chinese and other Asian economies, the overall global economy moderately recovered due to the continued growth in personal consumption in the U.S. and Europe.

The Japanese economy continued a tendency toward a modest recovery that reflected the improvements in corporate earnings.

The crude oil (Dubai crude oil) prices during the same period as stated above increased from $36 per barrel at the beginning of the period due partly to the expectation of oil-producing countries’ freezing increases in production, and further increased to the over-$50 level due to specific proposals for the reduction of production being agreed at the end of November, resulting in $54 at the end of the period, with an average of $45 for the period, a decrease of $6 from the same period of the previous fiscal year.

The copper price in international markets (price on the London Metal Exchange (the “LME”)) started at 221 cents per pound at the beginning of the period, and the price generally remained low until October as a result of concern over the world economy in the future resulting from the slow-down of the economic growth in China and the U.K.’s leaving the European Union (the “EU”).  However, the copper price started to increase due to an expectation of an increased fiscal expenditure based on the result of the U.S. presidential election in November.  As a result, the copper price was 250 cents at the end of the period, with an average of 224 cents for the period, a decrease of 21 cents from the same period of the previous fiscal year.

The Japanese yen against the U.S. dollar, which started at 112 yen at the beginning of the period, has appreciated because of concern over the global economy’s slowdown due partly to the U.K.’s leaving the EU.  However, due to an expectation of increased U.S. interest rates, triggered by the U.S. presidential election in November, the Japanese yen started to depreciate, resulting in 116 yen at the end of the period, with an average of 107 yen for the period, which was 15 yen higher than the same period of the previous fiscal year.

Under these conditions, for the consolidated cumulative third quarter, net sales decreased 13.6% from the same period of the previous fiscal year, to 5,777.4 billion yen, and ordinary income was 191.4 billion yen (a loss of 52.9 billion yen in the same period of the previous fiscal year).

Excluding inventory valuation factors (the impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value), ordinary income amounted to 137.0 billion yen, a decrease of 13.7% from the same period of the previous fiscal year.

The overview of our operating results by segment is as outlined below.

Energy

Regarding the petroleum products business, the sales volume of kerosene increased compared to the same period of the previous fiscal year, because the average temperatures in November and December were lower than the previous year.  However, the sales volume of heavy fuel oil and crude oil for electric power decreased compared to the same period of the previous fiscal year due to factors such as the resumption of operations of nuclear power plants and the long-term planned suspension of some oil-fired power plants.  Further, margins exceeded the margins of the same period of the previous fiscal year for reasons such as a decrease in fuel costs for self-use due to a fall in crude oil prices compared to the same period of the previous fiscal year.

Regarding the petrochemical products business, although the sales volume was almost at the level of the previous period, the margins were higher than the same period of the previous fiscal year, despite worsening profit/loss status due to a strong yen, mainly due to improved market conditions affected by factors such as problems in overseas plants.

Further, an income from inventory valuation factors of 56.2 billion yen was generated due to the increase in crude oil prices (a factor improving the profit/loss status by 264.3 billion yen compared with the same period of the previous fiscal year).

Under these conditions, in the Energy business, for the consolidated cumulative third quarter, net sales were 4,701.2 billion yen, a decrease of 14.6% from the same period of the previous fiscal year, and ordinary income was 139.8 billion yen (a loss of 115.5 billion yen in the same period of the previous fiscal year).  Excluding inventory valuation factors, ordinary income was 83.6 billion yen, a decrease of 9.7% from the same period of the previous fiscal year.

Oil and Natural Gas Exploration and Production (E&P)

Regardless of the fact that production decreased due to mountain fires in the Fort McMurray district in the state of Alberta, Canada, crude oil and natural gas production volume increased from the same period of the previous fiscal year as a result of good performance in production from the other oil fields and gas fields.  Sales prices of crude oil and natural gas dropped compared with the same period of the previous fiscal year, reflecting the crude oil market conditions.

As to the new development and production business, the consortium that was engaged in the Tangguh LNG Project, including the JX Group, made a final investment decision on the Tangguh LNG Expansion Project in Indonesia in July 2016.  The commencement of production is expected in 2020.  In addition, the JX Group, through a joint venture with a major electric power company in the U.S., has been proceeding with a project that will concurrently realize an increase in production from depleted oil fields and a reduction of CO2 emissions into the atmosphere.  In December 2016, we completed construction of the CO2 capture plant, and commenced its operation.

Presently, the JX Group diligently makes efforts to review its portfolio by selecting and concentrating on business activities, and optimizing the size of investments in order to improve profits.  As part of these efforts, in May 2016, we sold part of the working interest (16%) in the Culzean Gas Field in the UK North Sea, Block 22/25a, to Britoil Limited (a subsidiary of the UK company BP plc).  In addition, in June, we agreed to sell all of our working interest (45%) held in the UK License P.312 Block 16/18a, comprising of a part of the Utgard gas and condensate field, previously known as the Alfa Sentral Field, to Statoil (U.K.) Limited.  In addition, in August, we sold a part of our working interest (8.9%) in the Mariner field in the UK North Sea, Block 9/11a, to Siccar Point Energy U.K. Limited.

Under these conditions, in the Oil and Natural Gas E&P business, for the consolidated cumulative third quarter, net sales recorded 125.8 billion yen, a decrease of 6.7% from the same period of the previous fiscal year, and ordinary income was 8.5 billion yen, a decrease of 60.8% from the same period of the previous fiscal year.

Metals

With regard to the resource development business, despite the increase in copper prices since November, our profit/loss level was lower than the same period of the previous fiscal year, partly due to a decline in copper prices on average for the period compared with the same period of the previous fiscal year.

At the Caserones Copper Mine in Chile, at this point, the crude ore processing volume has reached approximately 90% of the full-scale production level due to an improvement in the operators’ skills and the enhancement of the facility maintenance system, in addition to using a consulting firm.  Moving forward, while attempting to stabilize the operation level, we will also strive to further reduce costs and improve productivity and the like so that we can enhance our competitiveness.

With regard to the copper smelting and refining business, the electrolytic copper prices (copper price quotes) were below the level of the same period of the previous fiscal year, due to the stronger yen and the decline in LME copper prices.  The sales volume of electrolytic coppers increased from the same period of the previous fiscal year, due primarily to an increase in exports.  Further, the conditions for purchasing copper concentrate were less favorable compared with the same period of the previous fiscal year, and sulfuric acid sales prices declined due to a deterioration of the market conditions.

With regard to the electronic materials business, although there was a decline in sales prices due to the effect of the stronger yen, the sales volume of our major products increased compared to the same period of the previous fiscal year thanks to an expansion in demand for the products in the IT industry, such as for smartphones and servers.

With regard to the recycling and environmental services business, product prices of precious metals generally decreased from the same period of the previous fiscal year, primarily as a result of the decline in metal prices due to the stronger yen.  The collection volume of recyclable raw material decreased from the same period of the previous fiscal year primarily as a consequence of increased collection competition.

With regard to the titanium business, the product sales volume was below the level of the same period of the previous fiscal year as a consequence of inventory reductions by a portion of the users.

Under these conditions, in the Metals business, for the consolidated cumulative third quarter, net sales were 715.4 billion yen, a decrease of 9.8% from the same period of the previous fiscal year.  Ordinary income was 11.2 billion yen, an increase of 27.2% from the same period of the previous fiscal year.  Excluding inventory valuation factors, ordinary income was 13.0 billion yen, an increase of 5.7% from the same period of the previous fiscal year.

Other

In other business activities, for the consolidated cumulative third quarter, net sales were 278.1 billion yen, a decrease of 9.9% from the same period of the previous fiscal year, and ordinary income was 29.7 billion yen, a decrease of 0.9% from the same period of the previous fiscal year.

With respect to the construction business, although public investment had remained resilient, we continued to be confronted with a difficult operating environment embodied by the fact that the recovery in business investment has sputtered and the trends (such as labor demand and supply, and raw materials prices) continue to require careful monitoring.  Under these conditions, we worked aggressively to obtain orders based on our technological superiority and to strengthen sales of products—such as asphalt mixtures—as well as to reduce costs and increase operational efficiency.

Net sales of each segment specified above include in-house intersegment sales of 43.1 billion yen (compared with 51.1 billion yen in the same period of the previous fiscal year).

Special Gain and Loss, and Profit Attributable to Owners of Parent

Special gain totaled 12.7 billion yen—including 6.3 billion yen of gain on sales of investments in securities and 5.9 billion yen of gain on sales of non-current assets.

Special loss totaled 37.1 billion yen—including 10.9 billion yen of loss on valuation of investments in securities and 10.3 billion yen of restructuring cost.

The above factors resulted in an income before income taxes of 167.0 billion yen.  From this amount, by deducting 64.5 billion yen of income taxes and 7.9 billion yen of profit attributable to non-controlling interests, the profit attributable to owners of parent amounted to 94.5 billion yen, compared with the loss of 113.4 billion yen in the same period of the previous fiscal year.

(2)	Explanations on Financial Position

(i)	Assets:	The total assets as of the end of this third quarter amounted to 6,764.9 billion yen, an increase of 40.3 billion yen from the end of the previous fiscal year.

(ii)	Liabilities:	The total liabilities as of the end of this third quarter amounted to 4,802.5 billion yen, an increase of 6.3 billion yen from the end of the previous fiscal year. The balance of interest-bearing debts amounted to 2,540.4 billion yen, a decrease of 41.0 billion yen from the end of the previous fiscal year.

(iii)	Net Assets:	The total net assets as of the end of this third quarter amounted to 1,962.5 billion yen, an increase of 34.0 billion yen from the end of the previous fiscal year.

The shareholders’ equity ratio is 22.7%, an improvement of 0.4 points from the end of the previous fiscal year.  The amount of net assets per share is 618.98 yen, a 16.12 yen increase from the end of the previous fiscal year.  The net D/E ratio (net debt equity ratio) is 1.48, a deterioration of 0.09 points from the end of the previous fiscal year.

(3)	Explanations on Future Forecast Information, including the Forecasts of Consolidated Results

JX Holdings, Inc. (the “Company”) has revised the forecasts of its consolidated results for the full fiscal year 2016 from those that were previously announced (November 8, 2016).  As an average for the full fiscal year 2016, the forecasts of its consolidated results assume an exchange rate of 108 yen per U.S. dollar (since January: 110 yen); a crude oil (Dubai crude oil) price of $46 per barrel (since January: $50); and an international copper price (LME price) of 230 cents per pound (since January: 250 cents).  (Previous forecasts: an exchange rate of 105 yen per U.S. dollar; a crude oil price of $44 per barrel; and an international copper price of 213 cents per pound.)

In comparison with the previous forecast, due partly to the increase in crude oil prices, net sales are expected to be 8,130.0 billion yen (an increase of 130.0 billion yen from the previous forecast).  Further, primarily due to an increase in income from inventory valuation factors as a result of the increase in crude oil prices, operating income is expected to be 270.0 billion yen (an increase of 80.0 billion yen from the previous forecast), ordinary income is expected to be 300.0 billion yen (an increase of 70.0 billion yen from the previous forecast), and the profit attributable to owners of parent is expected to be 150.0 billion yen (an increase of 50.0 billion yen from the previous forecast).

Please note that these forecasts of consolidated results are based on information available as of the date of announcement of this material.  The actual financial results may differ from the forecasted figures, due to various factors.

In this quarter, there are no revisions to the Company’s previous forecast of a dividend payment of 16 yen per share for the fiscal year, consisting of an interim dividend of 8 yen per share and a year-end dividend of 8 yen per share.

2.	Matters regarding Summary Information (Explanatory Notes)

(1)	Changes in the number of material subsidiaries during the term under review

From this third quarter, we have included JX Nippon Oil & Energy Vietnam Consulting and Holdings Company Limited in the scope of consolidation due to its increased materiality.

(2)	Adoption of accounting treatment specific to the preparation of quarterly consolidated financial statements

(Calculation of tax expenses)

Tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year, including this third quarter, after applying tax-effect accounting.

(3)	Changes in accounting policies and in accounting estimates, and restatement

None.

(4)	Matters relating to the fiscal year, etc. of consolidated subsidiaries

With respect to the 13 consolidated subsidiaries whose balance sheet date used to be December 31, we previously used their financial statements as of their balance sheet dates, and made adjustments to important transactions that occurred between each of their balance sheet dates and our consolidated balance sheet date, as required for consolidated accounting.  However, effective from the first quarter, the balance sheet date of these companies has been changed to March 31, or we have adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing, in order to ensure a more appropriate method of disclosure of consolidated financial information.  As a result of these changes, for the consolidated cumulative third quarter, we have included the results of 12 months, from January 1, 2016 to December 31, 2016, and have made adjustments throughout the consolidated statements of income.

As a result of the above, for the consolidated cumulative third quarter, net sales increased by 32,351 million yen, operating income increased by 3,736 million yen, and ordinary income increased by 747 million yen, respectively, and income before income taxes decreased by 7,614 million yen.  Further, other comprehensive income decreased by 12,566 million yen.

(5)	Additional information

(Application of the Implementation Guidance on Recoverability of Deferred Tax Assets)

We have adopted the “Implementation Guidance on Recoverability of Deferred Tax Assets” (The Accounting Standards Board of Japan (the “ASBJ”) Statement No. 26, March 28, 2016) from the first quarter.

Supplemental Information

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets
		(Millions of yen)
Account title	FY 2015	3Q of FY 2016
	(As of March 31, 2016)	(As of December 31, 2016)
Assets
Current assets:
Cash and deposits	492,698	263,157
Notes and accounts receivable-trade	774,970	938,005
Inventories	1,048,154	1,228,218
Other	338,225	282,564
Allowance for doubtful accounts	(2,763)	(2,544)
Total current assets	2,651,284	2,709,400

Non-current assets:
Property, plant and equipment:
Machinery, equipment and vehicles, net	891,083	677,593
Land	947,771	943,857
Other, net	614,622	817,017
Total property, plant and equipment	2,453,476	2,438,467

Intangible assets	117,459	109,675

Investments and other assets:
Investments in securities	703,825	729,204
Other	803,324	784,200
Allowance for doubtful accounts	(4,746)	(6,015)
Total investments and other assets	1,502,403	1,507,389

Total non-current assets	4,073,338	4,055,531

Total assets	6,724,622	6,764,931

		(Millions of yen)
Account title	FY 2015	3Q of FY 2016
	(As of March 31, 2016)	(As of December 31, 2016)
Liabilities
Current liabilities:
Notes and accounts payable-trade	601,322	639,717
Short-term borrowings	792,619	548,541
Commercial papers	248,000	334,000
Current portion of bonds	20,000	20,000
Accounts payable-other	756,380	755,800
Provision	37,001	19,861
Other	299,664	343,143
Total current liabilities	2,754,986	2,661,062

Non-current liabilities:
Bonds payable	185,000	195,000
Long-term loans payable	1,335,747	1,442,829
Provision	76,366	73,961
Liability for retirement benefits	130,649	131,367
Asset retirement obligations	122,745	120,649
Other	190,669	177,582
Total non-current liabilities	2,041,176	2,141,388
Total liabilities	4,796,162	4,802,450

Net assets
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	746,283	746,283
Retained earnings	465,268	520,097
Treasury stock	(3,959)	(3,980)
Total shareholders’ equity	1,307,592	1,362,400

Accumulated other comprehensive income:
Unrealized gain on securities	26,810	48,067
Unrealized gain on hedging derivatives	(11,953)	(12,355)
Foreign currency translation adjustment	184,136	147,539
Retirement benefits liability adjustment	(7,661)	(6,682)
Total accumulated other comprehensive income	191,332	176,569
Non-controlling interests	429,536	423,512
Total net assets	1,928,460	1,962,481

Total liabilities and net assets	6,724,622	6,764,931

(2) Consolidated Statements of Operations and Comprehensive Income (Loss)
Consolidated Statements of Operations

		(Millions of yen)
Account title	3Q of FY 2015	3Q of FY 2016
	(from April 1, 2015 to December 31, 2015)	(from April 1, 2016 to December 31, 2016)
Net sales	6,689,002	5,777,414
Cost of sales	6,341,812	5,175,227
Gross profit	347,190	602,187
Selling, general and administrative expenses	426,460	431,304
Operating income (loss)	(79,270)	170,883

Non-operating income:
Interest income	1,813	2,042
Dividend income	27,468	16,062
Equity in earnings of affiliates	12,571	20,650
Other	18,887	18,070
Total non-operating income	60,739	56,824
Non-operating expenses:
Interest expense	19,029	19,744
Foreign currency exchange loss	3,038	5,394
Other	12,333	11,145
Total non-operating expenses	34,400	36,283
Ordinary income (loss)	(52,931)	191,424

Special gain:
Gain on sales of non-current assets	4,592	5,900
Gain on sales of investments in securities	24,066	6,286
Other	717	487
Total special gain	29,375	12,673
Special loss:
Loss on sales of non-current assets	1,290	968
Loss on disposal of non-current assets	5,777	5,236
Impairment loss	100,111	3,557
Loss on valuation of investments in securities	109	10,912
Restructuring cost	5,712	10,274
Other	3,984	6,150
Total special loss	116,983	37,097
Income (loss) before income taxes	(140,539)	167,000
Income taxes	9,995	64,540
Profit (loss)	(150,534)	102,460
Profit (loss) attributable to non-controlling interests	(37,136)	7,936
Profit (loss) attributable to owners of parent	(113,398)	94,524

Consolidated Statements of Comprehensive Income (Loss)

		(Millions of yen)
Account title	3Q of FY 2015	3Q of FY 2016
	(from April 1, 2015 to December 31, 2015)	(from April 1, 2016 to December 31, 2016)
Profit (loss)	(150,534)	102,460
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(19,342)	22,433
Unrealized gain (loss) on hedging derivatives	4,601	(1,630)
Foreign currency translation adjustment	(20,992)	(23,121)
Retirement benefits liability adjustment	(262)	1,011
Share of other comprehensive income (loss) of affiliates accounted for by equity method	(12,139)	(14,848)
Total other comprehensive income (loss)	(48,134)	(16,155)
Comprehensive income (loss)	(198,668)	86,305

Comprehensive income (loss) attributable to:
Owners of parent	(158,841)	79,766
Non-controlling interests	(39,827)	6,539

(3) Explanatory Notes to Consolidated Financial Statements
(Notes on the Assumption of a Going Concern)
None

(Notes on Significant Changes in Shareholders’ Equity)
None

(Segment Information, etc.)
 Segment Information

I. Third Quarter of FY 2015 (April 1, 2015 - December 31, 2015)
Information on Net Sales and Income (Loss) from each Reporting Segment	(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Outside Customers	5,498,660	134,828	789,312	266,202	6,689,002	-	6,689,002
In-house Intersegment Sales and Transfers	5,190	-	3,477	42,463	51,130	(51,130)	-
Total	5,503,850	134,828	792,789	308,665	6,740,132	(51,130)	6,689,002
Segment Income (Loss)	(115,473)	21,649	8,787	29,963	(55,074)	2,143	(52,931)
(Note 1)
The segment income (loss) adjustments of 2,143 million yen includes the net amount of the entire Company’s income and expenses not allocated to the reporting segments or the “Other” category of 2,057 million yen.

(Note 2)	Segment income (loss) is adjusted to ordinary loss stated in the consolidated statement of income.

II. Third Quarter of FY 2016 (April 1, 2016 - December 31, 2016)
Information on Net Sales and Income (Loss) from each Reporting Segment						(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Outside Customers	4,695,509	125,819	712,047	244,039	5,777,414	-	5,777,414
In-house Intersegment Sales and Transfers	5,658	-	3,354	34,105	43,117	(43,117)	-
Total	4,701,167	125,819	715,401	278,144	5,820,531	(43,117)	5,777,414
Segment Income (Loss)	139,764	8,495	11,174	29,700	189,133	2,291	191,424
(Note 1)
The segment income (loss) adjustments of 2,291 million yen includes the net amount of the entire Company’s income and expenses not allocated to the reporting segments or the “Other” category of 2,113 million yen.

(Note 2)	Segment income (loss) is adjusted to ordinary income stated in the consolidated statement of income.

End of Document